[redacted]

14041466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
AUG 29 2014
WASH., D.C.
201

SEC FILE NUMBER
8- 50094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Security Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
575 Lynnhaven Parkway Suite 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeannine Youngs 757-431-1414
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PB Mares, LLP
(Name – *if individual, state last, first, middle name*)

150 Boush Street Suite 400 Norfolk, VA 23510
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
9/4/14

OATH OR AFFIRMATION

I, Reginald C. Corinaldi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Security Management, Inc., as of 06/30/2014, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANGELICA LYNNE SOFIA-RITA OLIVIER
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA
COMMISSION NUMBER 7164167

expiration date: 1/31/16

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Security Management, Inc.

(a wholly owned subsidiary)

Financial Report

June 30, 2014

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

Financial Security Management, Inc.

(a wholly owned subsidiary)

Financial Report

June 30, 2014

TABLE OF CONTENTS

PBMares℠

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (a wholly owned subsidiary) (the Company) as of June 30, 2014, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Security Management, Inc. as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of Financial Security Management, Inc.'s financial statements. The Supplemental Information is the responsibility of Financial Security Management, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 15c3-3 of the Securities and Exchange Commission. In our opinion, the supplementary information contained in Schedules I, II, III, and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

PBMares, LLP

Norfolk, Virginia
August 25, 2014

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Financial Condition
June 30, 2014

ASSETS

Cash and cash equivalents	$	7,231
Investments, at fair value		248,575
Commissions receivable		114,667
Loan receivable - related party		28,851
Prepaid expenses		29,380
Property and equipment, net		25,513
Total assets	$	454,217

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Commissions payable	$	78,335
Net deferred income taxes		16,349
Total liabilities		94,684
STOCKHOLDERS' EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		15,000
Additional paid-in capital		105,000
Retained earnings		239,533
Total stockholders' equity		359,533
Total liabilities and stockholders' equity	$	454,217

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Income
Year Ended June 30, 2014

COMMISSION INCOME	$ 2,133,062
EXPENSES	
Commissions and bonuses	1,583,182
Management fees	459,912
Professional fees	20,397
Taxes and licenses	34,412
Office expense	25,097
Depreciation	8,829
Total expenses	2,131,829
Operating income	1,233
OTHER INCOME	
Interest and dividend income	7,103
Realized and unrealized gains on investments	10,544
Total other income	17,647
Income before income taxes	18,880
INCOME TAX PROVISION	(2,835)
NET INCOME	$ 16,045

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2014

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings
June 30, 2013	1,500	$ 15,000	$ 91,667	$ 223,488
Additional paid-in capital	-	-	13,333	-
Net income	-	-	-	16,045
June 30, 2014	1,500	$ 15,000	$ 105,000	$ 239,533

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
Year Ended June 30, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	16,045
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		8,829
Net realized and unrealized gains on investments		(10,545)
Dividends reinvested to purchase investments		(7,102)
Changes in assets and liabilities:		
Deferred income taxes		2,835
Commissions receivable		(16,062)
Prepaid expenses		(3,073)
Accrued expenses		(3,375)
Commissions payable		6,347
Loan receivable and accounts payable - related party		9,229
Net cash provided by operating activities		3,128
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments		(30,000)
Net cash used in investing activities		(30,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid-in capital		13,333
Net cash provided by financing activities		13,333
Net decrease in cash and cash equivalents		(13,539)
CASH AND CASH EQUIVALENTS		
Beginning		20,770
Ending	$	7,231
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$	-
SUPPLEMENTAL DISCLOSURE NON-CASH INVESTING ACTIVITIES		
Proceeds from sale of investments used to purchase investments	$	29,197

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives of five years using the straight-line method for financial reporting purposes.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

The Company reports its commission income and expense on a settlement date basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2014, accordingly, no allowance was considered necessary.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Investments

The Company's investments consist of trading securities that are primarily money market mutual funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of income as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The capital loss carryforwards of $2,924 expire in 2014 through 2018. The net operating loss carryforward of $11,527 will expire in 2033.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions, and has not accrued the effect of any uncertain tax provisions as of June 30, 2014. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed. With few exceptions, the Company is no longer subject to income tax examinations by federal, state, or local authorities for years before 2010.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

Current:		
Federal	$	-
State		-
Deferred:		
Federal		1,955
State		880
Income tax (benefit) provision	$	2,835

The Company's total deferred tax assets and liabilities are as follows:

Total deferred tax assets	$	5,135
Less valuation allowance		-
		5,135
Total deferred tax liabilities		(21,484)
Net deferred tax liability	$	(16,349)

These amounts have been presented in the Company's financial statements as follows:

Deferred income taxes, current	$	(11,701)
Deferred income taxes, noncurrent		(4,648)
Net deferred tax liability	$	(16,349)

The Company's portion of deferred tax liabilities is attributable to accumulated tax depreciation exceeding accumulated book depreciation. The deferred tax asset is attributable to net operating and capital loss carry forwards and timing differences related to book and tax depreciation expenses. Based on management's analysis of available evidence, it has determined that it is "more likely than not" that the Company's deferred income tax assets as of June 30, 2014 will be fully realized and, therefore, no valuation allowance was recorded.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment as of June 30, 2014 consists of the following:

Computer and office equipment	$	46,715
Computer software		36,725
Less: accumulated depreciation		(57,927)
Net property and equipment	$	25,513

NOTE 4. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. The Company incurred fees related to these services totaled $459,912 for the year ended June 30, 2014. As of June 30, 2014, FSG owed the Company $28,851, which constituted an intercompany loan.

NOTE 5. LIABILTIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $245,665, which was $240,443 in excess of its required net capital of $5,222. The Company's net capital ratio was .29 to 1 at June 30, 2014.

NOTE 7. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation. The account balance did not exceed the SIPC limit during the year ended June 30, 2014.

NOTE 8. DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Trading Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

	Assets at Fair Value as of June 30, 2014		
	Level 1	Level 2	Level 3
Assets			
Money market funds	$ 100,704	$ -	$ -
Bond funds	31,862	-	-
Equity funds	116,009	-	-
Total	$ 248,575	$ -	$ -

NOTE 9. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 25, 2014, the date that the financial statements were available to be issued. The Company has determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

June 30, 2014

NET CAPITAL		
Stockholders' equity	$	359,533
Net deferred income taxes		16,349
Total capital and allowable subordinated liabilities		375,882
Net Capital addbacks and adjustments:		
Loan receivable - related party		28,851
Trails receivable, net		22,279
Prepaid expenses and other assets		54,892
Haircuts on security positions		24,195
		130,217
Net capital	$	245,665
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Commissions payable	$	78,335
Total aggregate indebtedness	$	78,335
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,222
Excess net capital	$	240,443
Ratio: Aggregate indebtedness to net capital		.29 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (unaudited) FOCUS report as of June 30, 2014	$	245,665
Net capital per above	$	245,665

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2014

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2014

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2014

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption K(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

PBMares[SM]

www.PBMares.com

Financial Security Management, Inc.

Management's Report on Compliance

June 30, 2014

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

Contents

PBMares[SM]

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have examined Financial Security Management, Inc.'s statements, included in the accompanying Management Compliance Report, that (1) Financial Security Management, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2014; (2) Financial Security Management, Inc.'s internal control over compliance was effective as of June 30, 2014; (3) Financial Security Management, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014; and (4) the information used to state that Financial Security Management, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Financial Security Management, Inc.'s books and records. Financial Security Management, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Financial Security Management, Inc. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, or 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of Financial Security Management, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Financial Security Management, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Financial Security Management, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2014; Financial Security Management, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2014 was derived from Financial Security Management, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Financial Security Management, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Financial Security Management, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Financial Security Management, Inc.'s statements referred to above are fairly stated, in all material respects.

PBMares, LLP

Norfolk, Virginia
August 25, 2014

FINANCIAL
SECURITY
MANAGEMENT
INC
MEMBER FINRA/SIPC

MANAGEMENT'S REPORT ON COMPLIANCE

In accordance with 17 C.F.R. § 240.17a-5, Management of Financial Security Management, Inc. (the Company) has prepared the following report on compliance with the net capital rule and the reserve requirement rule. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we are exempt from making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

As part of our report, the Company asserts:

1. As of and during the fiscal year ended June 30, 2014, the Company maintained effective Internal Control over Compliance. In addition, the Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 17 C.F.R. § 240.15c3-3(e) (the "reserve requirement rule") as of June 30, 2014.

2. The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company.

3. The Company is responsible for the assertions in this report and the selection of the criteria against which our assertion is being evaluated.

4. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

5. The Company is responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis

6. No events or transactions have occurred subsequent to June 30, 2014 that would require adjustment to, or disclosure in, the presentation of the compliance report.

7. There has been no knowledge of fraud or suspected fraud affecting the Company involving:
   a. Management,
   b. Employees who have significant roles in the internal control, or
   c. Others where fraud could have a material effect on the Assertions.

Signature: ____________________

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

Financial Security Management, Inc.

Management's Exemption Report

June 30, 2014

PBMares[SM]

ASSURANCE, TAX & ADVISORY SERVICES

Contents

PBMares℠

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To the Board of Directors
Financial Security Management, Inc.
Virginia Beach, Virginia

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which Financial Security Management, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and Financial Security Management, Inc. stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Security Management, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PBMares, LLP

Norfolk, Virginia
August 25, 2014

FINANCIAL
SECURITY
MANAGEMENT
INC
MEMBER FINRA/SIPC

MANAGEMENT'S EXEMPTION REPORT

In accordance with 17 C.F.R. § 240.17a-5, Management of Financial Security Management, Inc. (the Company) has prepared the following exemption report.

Pursuant to the provisions in paragraph (k) of 17 C.F.R. § 240.15c3-3 (the "exemption provisions"), the Company is exempt from 17 C.F.R. § 240.15c3-3 (the "identified exemption provisions").

Throughout the fiscal year ended June 30, 2014, the Company met the identified exemptions provisions, and the Company did not identify any exceptions to exemption provisions during the year end June 30, 2014. As part of our report, the Company asserts:

1. The management of the Company is responsible for compliance with the identified exemption provisions throughout the period ended June 30, 2014.

2. The Company acknowledge its responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the exemption provisions will be prevented or detected on a timely basis.

3. No events or transactions have occurred subsequent to June 30, 2014 that would require adjustment to, or disclosure in, the presentation of the compliance report.

4. There has been no knowledge of fraud or suspected fraud affecting the entity involving:

   a. Management,

   b. Employees who have significant roles in the internal control, or

   c. Others where fraud could have a material effect on the Assertions

Signature: ______________

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

Financial Security Management, Inc.

Report to the Board of Directors and Management

June 30, 2014

PBMares

ASSURANCE, TAX & ADVISORY SERVICES

Financial Security Management, Inc.

Report to the Board of Directors and Management

June 30, 2014

PBMares

August 25, 2014

To the Board of Directors and Management
Financial Security Management, Inc.
Virginia Beach, Virginia

We are pleased to present the results of our audit of the financial statements of Financial Security Management, Inc. as of and for the year ended June 30, 2014.

This report summarizes our audit, the reports issued, and various observations related to Financial Security Management, Inc.'s operations. The report also includes communications required by our professional standards, as well as current issues that may affect Financial Security Management, Inc.

The audit is designed to express an opinion on the 2014 financial statements and accordingly includes assessments of risks that could materially affect the current year's financial statements. In addition to auditing the historical financial statements, we will continue to work with you and management to understand Financial Security Management, Inc.'s business processes and risks, and to provide our business insights relative to risks that might impact future results.

We appreciate the opportunity to serve as Financial Security Management, Inc.'s independent auditor, and would be pleased to respond to questions about this report or any other matters of interest.

PBMares, LLP

Contents

Required Communications

Public Company Accounting Oversight Board (PCAOB) auditing standards require the auditor to promote effective two-way communication between the auditor and those charged with governance. Consistent with this requirement, the following summarizes our responsibilities regarding the financial statement audit as well as observations arising from our audit that are significant and relevant to your responsibility to oversee the financial reporting process.

Area	Comments
Our Responsibilities With Regard to the Financial Statement Audit	Our responsibilities under PCAOB auditing standards have been described to you in our arrangement letter dated July 10, 2014, and our letter to those charged with governance dated July 10, 2014.
Overview of the Planned Scope and Timing of the Financial Statement Audit	We completed the audit in accordance with the planned scope and timing previously communicated to you.
Accounting Policies and Practices	**Preferability of Accounting Policies and Practices** Under generally accepted accounting principles, in certain circumstances, management may select among alternative accounting practices. In our view, in such circumstances, management has selected the preferable accounting practice. **Adoption of, or Change in, Accounting Policies** Management has the ultimate responsibility for the appropriateness of the accounting policies used by the Company. The Company did not adopt any significant new accounting policies, nor have there been any changes in existing significant accounting policies during the current period. **Significant or Unusual Transactions** We did not identify any significant or unusual transactions or significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus. **Management's Judgments and Accounting Estimates** Summary information about the process used by management in formulating particularly sensitive accounting estimates and about our conclusions regarding the reasonableness of those estimates is in the attached Summary of Significant Accounting Estimates.
Audit Adjustments	There were no audit adjustments identified as part of the audit.
Uncorrected Misstatements	Uncorrected misstatements are summarized in the attached Summary of Uncorrected Misstatements.
Disagreements With Management	We encountered no disagreements with management over the application of significant accounting principles, the basis for management's judgments on any significant matters, the scope of the audit, or significant disclosures to be included in the financial statements.
Consultations With Other Accountants	We are not aware of any consultations management had with other accountants about accounting or auditing matters.

Area	Comments
Significant Issues Discussed With Management	No significant issues arising from the audit were discussed with or the subject of correspondence with management.
Significant Difficulties Encountered in Performing the Audit	We did not encounter any significant difficulties in dealing with management during the audit.
Letter Communicating No Material Weaknesses in Internal Control Over Financial Reporting	This letter summarizes our communication related to internal control over financial reporting identified during our audit of the financial statements, and is attached as Exhibit A.
Significant Written Communications Between Management and Our Firm	Copies of significant written communications between our firm and the management of the Company, including the representation letter provided to us by management, are attached as Exhibit B.

Financial Security Management, Inc.
Summary of Significant Accounting Estimates
Year Ended June 30, 2014

Accounting estimates are an integral part of the preparation of financial statements and are based upon management's current judgment. The process used by management encompasses their knowledge and experience about past and current events and certain assumptions about future events. You may wish to monitor throughout the year the process used to determine and record these accounting estimates. The following describes the significant accounting estimates reflected in the Company's June 30, 2014, financial statements.

Estimate	Accounting Policy	Management's Estimation Process	Basis for Our Conclusions on Reasonableness of Estimate
Commissions Receivable and Payable	Commissions receivable and payable will be estimated and recorded as necessary as part of the year-end close to accurately report for the audit and FOCUS report.	Management estimates certain June commissions based on the previous quarters income and expense.	We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.
Deferred Income Taxes	Income taxes will be evaluated for items that result in timing differences for deferred tax assets and liabilities. Management will determine if a valuation allowance is necessary for deferred tax assets.	Management has identified timing differences consistent with prior years' analysis, and has evaluated the likelihood that deferred tax assets will be realized.	We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Financial Security Management, Inc.
Summary of Uncorrected Misstatements
Year Ended June 30, 2014

During the course of our audit, we accumulated no uncorrected misstatements that were determined by management to be immaterial, both individually and in the aggregate, to the financial position, results of operations, and cash flows and to the related financial statement disclosures.

There were no uncorrected misstatements identified requiring communication to those charged with governance.

Exhibit A—Letter Communicating No Material Weaknesses in Internal Control Over Financial Reporting

PBMares℠

To the Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

In planning and performing our audit of the financial statements of Financial Security Management, Inc. (the "Company") as of and for the year ended June 30, 2014, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

The management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls. A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (GAAP). A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of the Company's internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses under standards established by the Public Company Accounting Oversight Board (United States).

We noted no deficiencies in the Company's internal control over financial reporting and its operation that we consider to be a material weakness as defined above as of June 30, 2014. We did however identify the following significant deficiency in internal controls.

Review of Journal Entries
The Company's controller posts all journal entries to the accounting records. There is no secondary review or approval of entries posted by the controller. A lack of review of journal entries could result in misstatements in the accounting records going undetected and uncorrected. A formal review process for journal entries should be implemented.

This report is intended solely for the information and use of management and the Board of Directors of the Company and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

PBMares, LLP

Norfolk, Virginia
August 25, 2014

Exhibit B—Significant Written Communications between Management and Our Firm

FINANCIAL
SECURITY
MANAGEMENT
INC
MEMBER FINRA/SIPC

August 25, 2014

PBMares, LLP
150 Boush Street, Suite 400
Norfolk, VA 23510

AUDIT OF FINANCIAL STATEMENTS

The following representations are provided in connection with your audit of the financial statements of Financial Security Management, Inc. which comprise the statement of financial condition as of June 30, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements, for the purpose of expressing an opinion on whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP)..

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, make it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of August 25, 2014:

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated July 10, 2014, for the preparation and fair presentation of the financial statements referred to above in accordance with U.S. GAAP.
2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP. Presentation of the financial statements in conformity with U.S. GAAP is our responsibility.
3. We are responsible for establishing and maintaining effective internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. GAAP.
4. We have made available to you:
    a. All financial records and related data, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
    b. All additional information that you have requested from us for the purpose of the audit.

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

c. Unrestricted access to persons within the entity from whom you determined it was necessary to obtain audit evidence.

d. All minutes of the meetings of stockholders, directors and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

5. We certify that for the period from July 1, 2013 to the date of this letter, there have been no:

   a. Amendments to the corporate charter and/or bylaws.

   b. Changes in the classes, par, or stated value, or right s of any class of capital stock.

   c. Transactions related to the sale, purchase, or retirement of the Company's capital stock or issuance of any warrants, rights, or options to purchase the Company's capital stock.

   d. Stock dividends, splits, or dividends declared but unpaid.

   e. Mergers, reorganizations, business acquisitions or disposals, or formation or dissolutions of any business entities.

   f. Adoption or amendment of any employee benefit plan.

   g. Changes in officers or directors except as made known to you.

   h. New employment or other compensatory contracts.

   i. New pledging of corporate assets, corporate guarantees or corporate debt agreements.

6. We have no knowledge of fraud or suspected fraud affecting the entity involving:

   a. Management.

   b. Employees who have significant roles in internal control.

   c. Others where the fraud could have a material effect on the financial statements.

7. We are aware of no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial data.

8. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

9. We have no plans or intentions that may materially affect the carrying value or classification of assets or liabilities.

10. The following have been properly accounted for and disclosed in the financial statements in accordance with U.S. GAAP:

    a. Related-party relationships and transactions.

    b. The effects of all known actual or possible litigation and claims.

    c. Guarantees, whether written or oral, under which the Company is contingently liable.

    d. All other liens or encumbrances on assets and all assets pledged as collateral.

    e. All significant estimates and material concentrations known to management that are required to be disclosed in accordance with the *Risks and Uncertainties* Topic of the FASB Accounting Standards Codification. Significant estimates are estimates at the

balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets for which events could occur that would significantly disrupt normal finances within the next year.

11. We are responsible for making the accounting estimates included in the financial statements. Significant assumptions used by us in making those estimates, including those measured at fair value, are reasonable and reflect our judgment based on our knowledge and experience about past and current events and our assumptions about conditions we expect to exist and courses of action we expect to take.

12. We have disclosed to you the identity of the entity's related parties and all information concerning related-party relationships and transactions and amounts receivable from or payable to related parties of which we are aware.

13. There are no:

    a. Material transactions that have not been properly recorded in the accounting records underlying the financial statements. There were no material period-end adjusting entries affecting prior annual or interim periods.

    b. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    c. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by the *Contingencies* Topic of the FASB Accounting Standards Codification.

14. We are not aware of any pending or threatened litigation, claims or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with the *Contingencies* Topic of the FASB Accounting Standards Codification, and we have not consulted a lawyer concerning litigation, claims, or assessments.

15. The Company has satisfactory title to all owned assets.

16. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

17. All events subsequent to the date of the financial statements for which PCAOB requires adjustment or disclosure have been adjusted or disclosed.

18. The Company is in compliance with the provisions of expense sharing agreements with affiliates. Management believes that the expenses allocated during the year were adequate and reasonable to cover the expenses related to the business of the Company. Furthermore, all expenses related to the Company are paid by affiliates on a timely basis. The Company is in compliance with the SEC's letter dated July 11, 2003, and the NASD's Notice to Members 03-63 regarding the recording of liabilities and expenses.

19. The Company has not received any invoice from the PCAOB for accounting support fees.

20. With respect to the supplemental information presented in relation to the financial statements as a whole:

a. We acknowledge our responsibility for the fair presentation of the supplemental information in accordance with 17 C.F.R. § 240.17a-5.

b. We acknowledge our responsibility for the form and content of the supplemental information in conformity with 17 C.F.R. § 240.17a-5.

c. We believe that the supplemental information, including its form and content, is fairly stated, in all material respects.

d. The methods of measurement and presentation have not changed from those used in the prior period.

e. The form and content of the supplemental information complies with regulatory requirements of 17 C.F.R. § 240.17a-5, in all material respects.

f. There were no significant assumptions or interpretations underlying the measurement or presentation of the supplemental information.

21. We have no knowledge of any uncorrected misstatements in the financial statements.

EXAMINATIONS OF COMPLIANCE REPORT

In connection with your examination of the statements made by us in our compliance report prepared pursuant to 17 C.F.R. § 240.17a-5 as to whether: a) The Internal Control Over Compliance of the Company was effective during the period ended June 30, 2014; b) The Internal Control Over Compliance of the Company was effective as of June 30, 2014; c) The Company was in compliance with 17 C.F.R. § 240.15c3-1 (the "net capital rule") and 17 C.F.R. § 240.15c3-3(e) (the "reserve requirement rule") as of June 30, 2014; and d) The information the Company used to state whether it was in compliance with the net capital rule and the reserve requirement rule was derived from the books and records of the Company (collectively, the "Assertions") in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for the Assertions included in the Company's compliance report and the selection of the criteria against which our assertion is being evaluated.

2. The criteria are the net capital rule, reserve requirement rule, and 17 C.F.R. § 240.17a-13 (collectively, the financial responsibility rules) and we understand that we are responsible for determining that such criteria are appropriate for our purposes.

3. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the financial responsibility rules will be prevented or detected on a timely basis

4. There are no known matters contradicting the Assertions nor any communications from regulatory agencies, internal auditors, other who perform an equivalent function, compliance functions, and other auditors, that are relevant to the Company's Assertions, received through the date of this letter.

5. We have made available to you all records and other information relevant to the Company's Assertions.

6. No events or transactions have occurred subsequent to June 30, 2014 that would require adjustment to, or disclosure in, the presentation of the compliance report.

7. There has been no knowledge of fraud or suspected fraud affecting the entity involving:

   a. Management,

   b. Employees who have significant roles in the internal control, or

   c. Others where fraud could have a material effect on the Assertions.

REVIEW OF EXEMPTION REPORT

In connection with your review of the following statements by us in our exemption report prepared pursuant to 17 C.F.R. § 240.17a-5: a) A statement that identifies the provisions in paragraph (k) of 17 C.F.R. § 240.15c3-3 (the "exemption provisions") under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "identified exemption provisions"); b) A statement that the Company (1) met the identified exemptions provisions throughout the period ended June 30, 2014 as described in the exemption report; and c) If applicable, as statement that identifies each exception during the period end June 30, 2014 in meeting the identified exemption provisions (an "exception") and that briefly describes the nature of each exception and the approximate date(s) on which the exception existed, (collectively, the "Assertions") in accordance with attestation standards established by the Public Company Accounting Oversight Board (PCAOB), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for compliance with the identified exemption provisions throughout the period ended June 30, 2014.

2. We are responsible for the Company's Assertions.

3. We acknowledge our responsibility for establishing and maintaining a system of internal control with the objective of providing the Company with reasonable assurance that any instances of non-compliance with the exemption provisions will be prevented or detected on a timely basis.

4. There are no known matters contradicting the Assertions nor any communications from regulatory agencies, internal auditors, other who perform an equivalent function, compliance functions, and other auditors, that are relevant to the Company's Assertions, received through the date of this letter.

5. We have made available to you all records and other information relevant to the Company's Assertions.

6. No events or transactions have occurred subsequent to June 30, 2014 that would require adjustment to, or disclosure in, the presentation of the compliance report.

7. There has been no knowledge of fraud or suspected fraud affecting the entity involving:

   d. Management,

   e. Employees who have significant roles in the internal control, or

   f. Others where fraud could have a material effect on the Assertions

AGREED UPON PROCEDURE RELATED TO SIPC

In connection with your engagement to perform, in accordance with attestation standards adopted by the PCAOB, specified agreed-upon procedures with respect to the Financial Security Management, Inc. (the Company)'s General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by the Company, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., SIPC, and the Board of Directors, to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), we confirm to the best of our knowledge and belief, the following representations made to you during the course of your engagement:

1. We are responsible for the determination of SIPC net operating revenues, as defined, the computation of the related general assessment, and the completion of the Form SIPC 7 for the year ended June 30, 2014 in accordance with Rule 17a-5(e)(4), the SIPC instructions, and guidance provided by SIPC, as applicable.
2. We are responsible for the sufficiency of these procedures.
3. There are no known matters contradicting the SIPC general assessment nor any communication from regulatory agencies affecting the SIPC general assessment.
4. We have made available to you all records and related data relevant to the subject matter and the agreed-upon procedures.
5. There has been no knowledge of fraud or suspected fraud affecting the entity involving:

   a. Management,

   b. Employees who have significant roles in the internal control, or

   c. Others, where fraud could have a material effect on the SIPC general assessment.

ALL ENGAGEMENTS

1. During the course of your engagements, you may have accumulated records containing data that should be reflected in our books and records. All such data have been so reflected. Accordingly, copies of such records in your possession are no longer needed by us.

2. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

3. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

4. We have responded fully to all inquiries made to us by you during your engagement.

Financial Security Management, Inc.

Reginald C. Corinaldi, President

Jeannine C. Youngs, Controller

PBMares

To the Board of Directors of
Financial Security Management, Inc.
Virginia Beach, Virginia

Internal control is defined as … "a process—affected by an entity's Board of Directors, Management, and other personnel—designed to provide reasonable assurance regarding the achievement of objectives in the following categories: (a) reliability of financial reporting, (b) effectiveness and efficiency of operations, and (c) compliance with applicable laws and regulations."…

Prevention is the key word when assessing the effectiveness of internal control. A good system may detect an error or even fraud, but a truly effective system is preventive rather than detective. This basic tenet should be held paramount in the design of internal control. "Segregation of duties" remains as important in today's technology age as it always has, as is limiting the number of individuals with access to Company assets by separating authorization, recording and custodian responsibilities. Building on these foundations, the Company can continue to further develop their procedures and controls to strengthen internal controls to fully meet the definition above. Monitoring and updating internal controls is an on-going process that must keep pace with the ever changing business world and the Company's operations.

RECOMMENDATIONS

During the course of audit, we identified the following compliance matters that could strengthen the Company's control environment.

Review of FOCUS Report

The Controller prepares the FOCUS report and the President of the Company performs a high-level review. During inspection of the June 30, 2014 FOCUS report we identified several misclassifications that resulted in an amendment of the FOCUS report. We recommend that the new Controller prepare the FOCUS report, and the old Controller who will now work in a consulting capacity perform a detailed review to ensure the accuracy of the report.

Documentation of Review of Cash Logs

During our inspection of cash log reviews performed by the Compliance Officer, we noted that neither the Compliance Officer nor her assistant document the review was performed via sign-off. We recommend the Compliance Officer and her assistant document initials and date as evidence of their review.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

PBMares, LLP

August 25, 2014

PBMares[SM]

www.PBMares.com